FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 29, 2003

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated May 29, 2003.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2003	NUR MACROPRINTERS LTD. By: /s/ David Amir —————————————— David Amir Chief Executive Officer

NEWS

FOR IMMEDIATE RELEASE

CONTACT:	Hilel Kremer CFO 972-8-914-5555 hilelk@nur.com

PORTFOLIO PR CONTACTS:	Paul Holm/Leon Zalmanov 212-736-9224 pholm@portfoliopr.com / lzalmanov@portfoliopr.com

NUR MACROPRINTERS LTD. ANNOUNCES FY2003 FIRST QUARTER RESULTS

First Quarter FY2003 Compared to First Quarter FY2002:
Revenues of $17.1 Million versus $21.3 Million;
Net Loss of $1.5 Million versus Net Loss of $3.8 Million

LOD, Israel; May 29, 2003 — NUR Macroprinters Ltd. (NASDAQ: NURM), a world leading manufacturer of wide-format and superwide digital printing systems and consumables for the out-of-home advertising market, today announced its consolidated financial results for the first quarter ended March 31, 2003.

Revenues for the first quarter of 2003 were $17.1 million, compared to $21.4 million during the first quarter of 2002, and $19.5 million in the prior quarter. This decrease was mainly attributable to a weakening in sales by SARS uncertainties in Asia and by unsettled business climate and hostilities in Iraq, which affected Northern America. Net loss for the first quarter was $(1.5) million, or $(0.09) per share, as compared to a net loss of $(3.8) million, or $(0.23) per share, in the comparable quarter last year, and a loss of $(1.4) million, or $(0.08) per share (net of intangibles impairment and one time expenses) in the prior quarter.

Gross profit for the first quarter was $5.7 million, compared to $5.9 million in the first quarter of 2002 and $6.3 million last period. Gross margin for the first quarter of 2003 was 33.4%, compared to 27.6% for the first quarter of 2002, and 37.2% for the prior period. Operating expenses for the first quarter were $6.8 million, down 25% from $9.2 million in the comparable quarter last year, and a 19% decrease from $8.4 million last period. Operating loss for the first quarter was approximately $(1.1) million, versus $(3.3) million in the year prior same period, and $(1.1) million in the prior period (net of intangibles impairment and one time expenses).

David Amir, recently appointed CEO and President of NUR, commented on first quarter operating results, “During the first quarter, we further reduced our operating expenses — particularly selling, general and administrative expenses, and research and development — and are continuing to focus on reducing costs. For example, we recently announced that we are acquiring the remaining 50% of NUR Pro Engineering and that in connection with this acquisition, we intend to consolidate all of our equipment manufacturing in a single facility in Israel. We expect that the consolidation of our manufacturing operations will result in a one time charge in the second quarter of 2003. We further expect that the consolidation of our equipment manufacturing facilities will result in reduced overhead costs, improved efficiency, and will allow us greater real-time production flexibility.”

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Mr. Amir further stated, “We believe the two most recent industry events in which we have participated in the second quarter, Sign UK/Digital Expo in the U.K. and the International Sign Association’s Sign 2003 in the U.S., were both encouraging. The customers and prospects we met at those events expressed interest in both our current products and in those we plan to introduce later this year – the NUR Ultima series of mid-range photorealistic printers currently in beta testing and the NUR Tempo flatbed digital inkjet press expected to enter beta testing in June.”

Mr. Amir concluded, “We recognize that there are major challenges ahead of us. Nonetheless, we are confident that the new management team we have put in place at our corporate headquarters and in our sales and service subsidiaries will help us better address these challenges in the coming months.”

The Company will host a conference call to discuss these results on Thursday, May 29th at 10:30am EDT / 5:30pm Israel time. To participate, please call 1-800-540-0559 (U.S. toll free), or 1-785-832-2422 (international), ID Code: NUR. The conference call also will be available for replay for 14 days starting 2pm EDT on the day of the call, by calling 1-888-274-8336 (U.S. toll free)/ 1-402-220-2328 (international).

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NASDAQ: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR’s comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR’s fully digital printing solutions help customers worldwide deliver the high quality and fast turnaround they need to meet their customers’ wide ranging printing requirements. NUR Macroprinters Ltd. can be found at www.nur.com.

(TABLES TO FOLLOW)

SAFE HARBOR: Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. To be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd’s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to NUR Macroprinters Ltd.‘s reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.nur.com and www.portfoliopr.com/

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NUR MACROPRINTERS LTD.
Condensed Balance Sheets, US$ in thousands

	31.3.03	31.12.02	Percent Change
Current Assets :
Cash and cash equivalents	$ 9,808	$ 11,668	-16%
Accounts receivable - trade	28,978	28,777	1%
Other receivables and prepaid expenses	5,736	5,531	4%
Inventories	24,545	24,297	1%

Total Current Assets	69,067	70,273	-2%

Investments and other non-current assets
Long-term accounts receivables - trade	1,620	1,760	-8%
Investments and other non-current assets	2,356	2,516	-6%
Severance pay funds	925	916	1%

	4,901	5,192	-6%

Property and Equipment, net	10,579	11,576	-9%

Other assets, net	852	854	0%

Total assets	85,399	87,895	-3%

Liabilities and Shareholders' Equity
Current Liabilities :
Short - term bank credit	7,876	5,844	35%
Current maturities of long - term loans	2,348	2,020	16%
Trade payables	12,288	16,444	-25%
Accrued expenses and other liabilities	10,214	8,984	14%
Advances from customers	277	270	3%

Total Current Liabilities	33,003	33,562	-2%

Long -Term Liabilities :
Long - Term loans	29,317	30,051	-2%
Accrued severance pay	1,101	1,122	-2%

	30,418	31,173	-2%

Shareholders' Equity :
Share capital	4,213	4,202	0%
Capital surplus	45,718	45,697	0%
Cumulative translation adjustment	(1,043)	(1,286)	-19%
Accumulated Earnings (Deficit)	(26,910)	(25,453)	6%

Total Shareholders' Equity	21,978	23,160	-5%

Total Liabilities and Shareholders' Equity	85,399	87,895	-3%

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NUR MACROPRINTERS LTD.
Consolidated Statements Of Operations
 U.S. $ in thousands, except per share data

	Three months ended
	31/03/2003	31/03/2002
	GAAP	GAAP
Revenues
Sales of printers and related products	$ 17,084	$ 21,386

	17,084	21,386

Cost of revenues
Cost of sales of printers and related products	11,371	15,493
One time inventory write-offs

	11,371	15,493

Gross profit	5,713	5,893

	33.44%	27.56%
Research & Development expenses	1,834	2,431
Less-Grants	(302)	(353)

Research & Development expenses, net	1,532	2,078

Selling expenses, net	3,004	3,540
General and administrative expenses	2,239	3,055
Amortization of intangible assets	0	486

	5,243	7,081

Operating income (loss)	(1,062)	(3,266)

Financial expenses net	(379)	(490)
Other expense net	150	(89)

Income (loss) before taxes on income and equity losses	(1,291)	(3,845)

Taxes on income	(166)	0
Equity in profits (losses) of affiliates, net of taxes	0	0

Net loss for the period	$ (1,457)	$ (3,845)

	-8.53%	-17.98%

Loss per share	$ (0.09)	$ (0.23)

Loss per share	$ (0.09)	$ (0.23)

Weighted average number of shares
outstanding during the period	17,132,953	16,698,920

Weighted average number of shares outstanding during
the period used for dilluted loss per share	-	-

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